UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.)

Select Interior Concepts, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

816120307
(CUSIP Number)

ADW Capital Management, LLC 1133 Broadway Suite 719 New York, NY 10010 (646) 684 4086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-3514468
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 25,087,346 shares of common stock outstanding as of November 1, 2019, as disclosed in its Form 10-Q that was filed on November 5, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS Adam D. Wyden I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

*Based upon 25,087,346 shares of common stock outstanding as of November 1, 2019, as disclosed in its Form 10-Q that was filed on November 5, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1516657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 25,087,346 shares of common stock outstanding as of November 1, 2019, as disclosed in its Form 10-Q that was filed on November 5, 2019, by the Issuer with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This section is no longer applicable.

Item 2.	Item 2. Identity and Background

This section is no longer applicable.

Item 3.	Source and Amount of Funds or Other Considerations

This section is no longer applicable.

Item 4.	Purpose of Transaction

This section is no longer applicable.

Item 5.	Interest in Securities of the Issuer
(a)	Based upon an aggregate of 25,087,346 shares of Common Stock outstanding, as determined by the Issuer’s most recently public available information:
a.	ADW Capital Partners, L.P. owned 0 shares of Common Stock, constituting approximately 0% of the shares outstanding.
b.	ADW Capital Management, LLC directly owned no shares of Common Stock. By reason of its position as investment advisor for ADW Capital Partners, L.P., ADW Capital Management, LLC may be deemed to beneficially own the 0 shares, constituting approximately 0% of the shares outstanding.
c.	Mr. Wyden owned no shares of Common Stock. Even by reason of his position as sole manager of ADW Capital Management, LLC Mr. Wyden still may be deemed to also beneficially own no shares constituting approximately 0% of the shares outstanding.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. ADW Capital, L.P. has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. ADW Capital Management, LLC shares the power to dispose of and to vote the shares of Common Stock beneficially owned by ADW Capital, L.P. Mr. Wyden, as the manager of ADW Capital Management, LLC, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.
(c)	As of the close of business day on December 20, 2019, the Reporting Persons collectively beneficially owned an aggregate of 0 Shares, constituting approximately 0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Not Applicable
(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This section is no longer applicable.

Item 7.	Material to Be Filed as Exhibits

This section is no longer applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner
Signature:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).